

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2020

Stephen Girsky
Chief Executive Officer
VectoIQ Acquisition Corp. II
1354 Flagler Drive
Mamaroneck, NY 10543

> **Re: VectoIQ Acquisition Corp. II**
> **Registration Statement on Form S-1**
> **Filed December 18, 2020**
> **File No. 333-251510**

Dear Mr. Girsky:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed December 18, 2020

Index to Financial Statements, page F-1

1.   We note you have a fiscal year end of December 31 and you have previously provided audited financial statements as of August 31, 2020 and for the period from August 10, 2020 (inception) through August 31, 2020. Please tell us how you determined it would be appropriate to update audited financial statements as of and through November 30, 2020.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Joel Parker at 202-551-3651 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason T. Simon, Esq.